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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(A)

                                (Amendment No. 2)


                           TELEWEST COMMUNICATIONS PLC
                                (Name of Issuer)


                 Ordinary Shares, par value 10 pence per share,
                   represented by American Depositary Shares,
                  each of which represents ten Ordinary Shares
                         (Title of Class of Securities)

                                   87956P 10 5
                                 (CUSIP Number)

                               Frank Eichler, Esq.
                              MediaOne Group, Inc.
                            188 Inverness Drive West
                            Englewood, Colorado 80112
                                Tel: 303-858-3000

                                 with a copy to:

                                  Akiko Mikumo
                             Weil, Gotshal & Manges
                                 One South Place
                                 London EC2M 2WG
                            Tel: 011-44-171-903-1000
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                                 August 25, 1999
             (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


CUSIP NO.  87956P 10 5

--------------------

*CUSIP No. 87956 10 5 relates to the American Depositary Shares.


                         (Continued on following pages)


                               (Page 1 of 3 Pages)

ITEM 1   SECURITY AND ISSUER

         This constitutes Amendment No. 2 (the "Amendment") to the Statement on
         Schedule 13-D (the "Statement"), dated September 21, 1998, as amended by Amendment No. 1 thereto, dated November 12, 1998, with respect to the Ordinary Shares, par value 10 pence per share ("Telewest Ordinary Shares"), of Telewest Communications plc, a public limited company incorporated under the laws of England and Wales ("Telewest"). All capitalized terms used and not otherwise defined herein shall have the meanings assigned to these terms in the Statement.


ITEM 4   PURPOSE OF TRANSACTION

         On August 25, 1999, MediaOne entered into a letter of intent (the "Microsoft/Liberty Letter") with Microsoft Corporation ("Microsoft") and Liberty Media International Group ("Liberty Media") pursuant to which, upon the satisfaction of certain conditions set forth in the Microsoft/Liberty Letter, Microsoft agreed to use its reasonable endeavors to complete its purchase of the Telewest Ordinary Shares beneficially owned by MediaOne, and Microsoft and Liberty Media agreed to purchase their (or, in the case of Microsoft, MediaOne's) pro rata share of Telewest Ordinary Shares in Telewest's 1 for 11 preemptive subscription rights offering announced on August 25, 1999, including any shares issued in Telewest's rights offering that were not purchased by Telewest's other shareholders in proportion to their respective percentage holdings in Telewest.


ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth in Item 4 of this Amendment is incorporated herein by reference.



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
                                   SIGNATURE

      After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  August 31, 1999



MEDIAONE GROUP, INC.

By: /s/ Stephen E. Brilz
    ---------------------------------------
    Name: Stephen E. Brilz
    Title: Assistant Secretary



MEDIAONE INTERNATIONAL HOLDINGS, INC.


By: /s/ Stephen E. Brilz
    ---------------------------------------
    Name: Stephen E. Brilz
    Title: Assistant Secretary



MEDIAONE UK CABLE, INC.

By: /s/ Stephen E. Brilz
    ---------------------------------------
    Name: Stephen E. Brilz
    Title: Assistant Secretary



MEDIAONE CABLE PARTNERSHIP HOLDINGS, INC.

By: /s/ Stephen E. Brilz
    ---------------------------------------
    Name: Stephen E. Brilz
    Title: Assistant Secretary


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